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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________ )*

Seven Arts Entertainment, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

81783N102

 (CUSIP Number)

John F. Kurtz, Jr., Hawley Troxell Ennis & Hawley LLP, 877 W Main Street, Boise ID 83702

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven C. Markoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of	7.	Sole Voting Power 8,486,846.82
Shares Bene- ficially by Owned by Each	8.	Shared Voting Power
Reporting Person With	9.	Sole Dispositive Power 8,486,846.82
	10.	Shared Dispositive Power
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,486,846.82
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 41.283%
14		Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer

On October 26, 2011, Palm Finance Corporation ("Palm"), a California corporation and licensed Finance Lender in the state of California, entered into a Subscription Agreement to purchase 125,125 shares of Series A Cumulative Convertible Exchange Preferred Stock of Seven Arts Entertainment, Inc. ("Preferred Stock") for an aggregate subscription price of $1,251,250. The Preferred Stock, which has a par value of $10.00 per share, is convertible into common stock of Seven Arts Entertainment, Inc. The Preferred Stock does not have a CUSIP Number. The CUSIP Number for the common stock of Seven Arts Entertainment, Inc. is 81783N102. The Preferred Stock is convertible at the conversion price of $0.15 per share, into 8,336,846.82 common shares of Seven Arts Entertainment, Inc. On October 26, 2011, Palm assigned all of the Preferred Stock to AMAG, Inc., a California corporation, for the amount of $1,251,250. The Preferred Stock was issued in the name of AMAG, Inc. as of November 2, 2011. The Preferred Shares have not been registered under the Securities Act of 1933 as amended. Palm and AMAG, Inc. are owned and controlled one hundred percent by Steven C. Markoff. As of the date of this filing, none of the Preferred Stock has been converted to common stock.

On November 24, 2010, Palm entered into an agreement with Seven Arts Pictures, plc, pursuant to which Palm received 750,000 shares of common stock in Seven Arts Pictures, plc. In June of 2011, there was a reverse split 1 for 5 shares, resulting in Palm owning 150,000 common shares of Seven Arts Pictures, plc. On September 1, 2011, Palm received 150,000 common shares of Seven Arts Entertainment, Inc. in exchange for 150,000 common shares of Seven Arts Pictures, plc. Palm remains the owner of those shares.

As a result of the above transactions, Steven C. Markoff is the beneficial owner of 8,486,846.82 common shares of Seven Arts Entertainment, Inc., through Palm's ownership of 150,000 common shares of Seven Arts Pictures, Inc. and AMAG, Inc.'s ownership of 125,125 shares of the Preferred Stock.

Item 2. Identity and Background

Palm's and AMAG, Inc.'s business addresses is 233 Wilshire Blvd., Suite 200, Santa Monica, California 90401-1227. Steven C. Markoff is the President and Director of Palm and the President and Director of AMAG, Inc.

Steven C. Markoff has never been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors).

Steven C. Markoff has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of that proceeding there was a judgment or decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of June 30, 2011, Seven Arts Entertainment, Inc. and its subsidiary, Seven Arts Filmed Entertainment Limited owed Palm $8,130,879 for loans made for the production of three different movie properties ("Indebtedness"). During August of 2011, Palm sold $2,502,500 of the Indebtedness to third parties. Palm subsequently used $1,251,250 of the proceeds received from those sales to acquire the Preferred Stock on October 26, 2011.

Item 4. Purpose of Transaction

The Preferred Stock has not been registered under the Securities Act of 1933, as amended, and was acquired for investment purposes. Steven C. Markoff does not have any plans or proposals for the Preferred Stock to cause any change in the operations or status of the issuer or to effectuate or otherwise cause any of the purposes described in Item 4 of the General Instructions for this Schedule 13D.

Item 5. Interest in Securities of the Issuer

According to the Officer's Certificate of Seven Arts Entertainment, Inc. that was provided to Palm at the time Palm entered into the Subscription Agreement for the purchase of the Preferred Stock, the capitalization of Seven Arts Entertainment, Inc. consisted of 50,000,000 authorized shares of Capital Stock of which: (1) 49,874,875 are designated Common Stock, $0.01 par value per share, of which 12,220,854 shares were issued and outstanding as of October 21, 2011, and (2) 125,125 Series A Preferred Stock, $10.00 stated value per share, of which all shares are issued and outstanding. According to the Form 10-Q Quarterly Report filed by Seven Arts Entertainment, Inc. with the Securities and Exchange Commission for the quarter ended December 31, 2011, there were 22,620,288 shares of common stock shares outstanding; according to the Form 10-Q Quarterly Report filed by Seven Arts Entertainment, Inc. with the Securities and Exchange Commission for the quarter ended March 31, 2012, there were 41,968,972 shares of common stock outstanding, in addition to the Preferred Stock and as of May 10, 2012 there were 68,090,174 of common stock shares outstanding. As a result of the above, Steven C. Markoff is a beneficial owner (as calculated in accordance with Rule 13d-3) of approximately 11.105% of the common stock of Seven Arts Entertainment, Inc. as of the date of the filing this Schedule 13D.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of October 26, 2011, the Indebtedness owed to Palm by Seven Arts Entertainment, Inc. was in the amount of approximately $5.6 million. The only agreement related to the securities of Seven Arts Entertainment, Inc. to which Palm is a party is a pledge by the Chief Executive Officer of Seven Arts Pictures, plc and Chief Executive Officer of Seven Arts Entertainment, Inc., Peter Hoffman, of approximately 60,000 shares of Seven Arts Pictures, plc, owned by Mr. Hoffman, to secure the Indebtedness.

Item 7. Materials to Be Filed as Exhibits

There are no documents that are required to be filed as exhibits to this Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6-13-12
Date

/s/ Steven C. Markoff
Signature

Steven C. Markoff, President of AMAG, Inc. and President of Palm Finance Corporation
Name/Title

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